

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 3, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 180A
13040 #2 Road
Richmond, B.C. Canada V7E 2G1

>   **Re: Forum National Investments Ltd.**
>   **Form 20-F for the year ended September 30, 2008**
>   **File No. 000-29862**

Dear Mr. Tutschek:

We have reviewed your response filed with us on January 21, 2010 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

General

1. Refer to our previous comment 1. Please file an amendment to your 2008 Form 20-F as soon as possible after receipt of this letter. Please note this does not indicate we have completed our review thereon.

Draft 2008 Form 20-F included with your response letter, dated January 21, 2010

Item III. Key Information

Selected Financial Data

Table of Selected Consolidated Financial Data, page 2

2. Please revise your 2006 amount of deferred revenue in the table. The amount shown for 2006 should be consistent with the amount (1,389,578) shown in your 2007 Form 20-F/A.

Item V. Financial Review and Prospects

Operating Results

Critical Accounting Policies

Revenue Recognition, page 19
3. Please revise your disclosure in the first paragraph of this section for consistency with the presentation on your statements of operations and the revenue recognition policy set forth on page 67 of your financial statements, as well as for compliance with our previous comments 9 and 10. Your current disclosure here indicates that "Gains from matured life insurance policies and revaluation of life settlement investments are recorded as Other Revenue and are excluded from Operating Revenue." Please revise to state that such gains are recorded as "Other Income" (and are reflected as non-operating income).

4. In the second paragraph of this section, please revise the last sentence to be consistent with the disclosure in Note 2(c) of your financial statements.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 64
5. Refer to our previous comment 6. We refer to your caption "Items not affecting cash," revised from "Items not involving cash" in your previous draft. As previously

requested, please revise this caption to indicate these items are "Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities."

6. As a related matter, please delete the reference to changes in non-cash working capital. See FASB ASC 830-230-55 for illustrative examples.

7. Based on your response to our previous comments 7 and 8, please revise your statements of cash flows to properly reflect your cash receipts and cash payments related to your investments in life settlement contracts in a manner consistent with the non-operating nature of these investments. Specifically, (i) the $5,700,110 of net gain on life settlements should be reflected as a subtraction from net income (loss) in the determination of net cash provided by (used in) operating activities, and (ii) the $1,788,567 of gross purchases and $1,186,394 of premiums paid should both be reflected as investing activities. Please note that any subsequent collections of life settlement receivables should also be reflected as investing activities. See paragraph 11 of FSP FTB 85-4-1 for guidance.

8. As required by paragraph 12 of FSP FTB 85-4-1, please add disclosure of your accounting policy relating to your investments in life settlement contracts with respect to the classification of cash receipts and disbursements in your statements of cash flows.

Note 2 – Significant Accounting Policies

(i) Earnings Per Share, page 69

9. We have reviewed your response to our previous comments 11 and 12, as well as your proposed revised disclosure here. Please expand the second sentence to further clarify that shares of your Series B Preferred Stock are included in the calculation of basic earnings per share because you consider such shares to be substantially equivalent to common stock. We would not object to the reiteration of the terms of the Series B Preferred Stock in support of this conclusion here, such as the 1:1 conversion at the option of the holder, $0 par value, and no rights as to dividends, voting, profit sharing, or liquidation.

Note 5 – Investments in Life Settlements, page 83

10. Refer to the reconciliations provided in response to our previous comment 8. Please revise your disclosure here and in MD&A related to both the gain on the matured life settlement policy and the gain included on the face of your consolidated statements of operations to present the calculation of such gains in a manner similar to that provided in your response to our previous comment 8.

11. As a related matter, please revise the table at the bottom of page 83 for consistency with the reconciliations provided in your response to our previous comment 8.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief